UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Dakota Plains Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

234255107
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,089,882
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,089,882
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,089,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,089,882
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,089,882
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,089,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,357,599
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,357,599
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,357,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,357,599
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,357,599
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,357,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 234255107

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in a certain account managed by Lone Star Value Management (“Separately Managed Account I”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 4,089,882 Shares beneficially owned by Lone Star Value Investors is approximately $8,892,403, including brokerage commissions.  The aggregate purchase price of the 267,717 Shares held in Separately Managed Account I is approximately $339,104, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 24, 2015, Lone Star Value Management (together with its affiliates, “Lone Star Value”) issued a press release criticizing the Issuer’s violation of shareholder rights, the lack of independence of the Issuer’s Board of Directors (the “Board”) and the impaired credibility of CEO Craig McKenzie. Lone Star Value condemned the Board’s unilateral decision to extend the suspension of shareholders’ ability to (i) act by written consent and (ii) call special meetings through the 2016 Annual Meeting of Stockholders. Lone Star Value also openly disapproved of the Board’s lack of independence as demonstrated by CEO McKenzie “stepping down” as the Chairman of the Board only to see his longtime friend and business connection take his place, and the fact that CEO McKenzie has been paid almost $5 million over the past two years despite an almost 70% decline in the Issuer’s stock price over this time. Lone Star Value also called into question CEO McKenzie’s credibility following his issuance of 2015 guidance and the removal of that guidance a mere five months later, causing Lone Star Value to wonder whether (i) CEO McKenzie is not competent to be CEO because he does not understand the Issuer’s business or (ii) he was intentionally misleading shareholders out of fear of a potential proxy contest. Lone Star Value expressed its belief that there is a growing sense of frustration with the CEO and Board amongst shareholders and Lone Star Value made known that it will take any actions it believes necessary to protect the best interests of all shareholders. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,926,227 Shares outstanding as of May 8, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2015.

CUSIP NO. 234255107

A.	Lone Star Value Investors

(a)	As of the close of business on June 23, 2015, Lone Star Value Investors beneficially owned 4,089,882 Shares.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 4,089,882
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,089,882
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 4,089,882 Shares owned by Lone Star Value Investors.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 4,089,882
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,089,882
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)
As of the close of business on June 23, 2015, 267,717 Shares were held in Separately Managed Account I. Lone Star Value Management, as the investment manager of Lone Star Value Investors and Separately Managed Account I, may be deemed the beneficial owner of the (i) 4,089,882 Shares owned by Lone Star Value Investors and (ii) 267,717 Shares held in Separately Managed Account I.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 4,357,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,357,599
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Lone Star Value Management through Separately Managed Account I and on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 234255107

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 4,089,882 Shares owned by Lone Star Value Investors and (ii) 267,717 Shares held in Separately Managed Account I.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 4,357,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,357,599
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Lone Star Value Investors and through Separately Managed Account I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release, dated June 24, 2015.

CUSIP NO. 234255107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP NO. 234255107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

LONE STAR VALUE INVESTORS, LP

5,000	*	1.7828	04/24/2015
5,000	*	1.7471	04/27/2015
5,000	*	1.7180	04/28/2015
5,000	*	1.6973	04/29/2015
5,000	*	1.6935	04/30/2015
5,000	*	1.6924	05/01/2015
5,000	*	1.6566	05/04/2015
5,000	*	1.6487	05/05/2015
5,000	*	1.6091	05/06/2015
5,000	*	1.4963	05/07/2015
5,000	*	1.4876	05/08/2015
10,000	*	1.3716	05/11/2015
10,000	*	1.3105	05/12/2015
(600,000)		1.2600	05/12/2015
10,000	*	1.3270	05/13/2015
10,000	*	1.3001	05/14/2015
10,000	*	1.2972	05/15/2015
10,000	*	1.3260	05/18/2015
10,000	*	1.2700	05/19/2015
10,000	*	1.2641	05/20/2015
10,000	*	1.2916	05/21/2015
10,000	*	1.2739	05/22/2015
10,000	*	1.2329	05/26/2015
25,000		1.2020	05/26/2015
4,820	*	1.1835	05/27/2015
65,455		1.2323	05/28/2015
10,545		1.2333	05/29/2015
50,000		1.2574	06/03/2015
11,328		1.2435	06/05/2015
400		1.3025	06/08/2015
1,211		1.2505	06/09/2015
3,268		1.2595	06/10/2015
3,691		1.2543	06/11/2015
1,210		1.2580	06/12/2015
3,037		1.2600	06/15/2015
122		1.2500	06/16/2015
122		1.2600	06/18/2015
6,898		1.2588	06/19/2015
7,595		1.2576	06/22/2015

*Purchase effected in the open market pursuant to a 10b5-1 Purchase Trading Plan adopted by Lone Star Value Investors, LP.

CUSIP NO. 234255107

LONE STAR VALUE MANAGEMENT, LLC
(Through Separately Managed Account I)

84,368	1.2312	05/28/2015
15,632	1.2333	05/29/2015
50,000	1.2595	06/03/2015
50,000	1.2929	06/04/2015
25,000	1.2878	06/04/2015
25,000	1.2471	06/05/2015
789	1.2505	06/09/2015
2,132	1.2595	06/10/2015
2,409	1.2543	06/11/2015
790	1.2580	06/12/2015
1,982	1.2600	06/15/2015
78	1.2500	06/16/2015
78	1.2600	06/18/2015
4,502	1.2588	06/19/2015
4,957	1.2576	06/22/2015